EXHIBIT 99.1

Huize Establishes ESG Committee to Enhance Sustainable Development

SHENZHEN, China, Dec. 31, 2021 (GLOBE NEWSWIRE) -- Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced that its Board of Directors (“the Board”) has approved the establishment of an Environmental, Social and Governance Committee (“ESG Committee”) aimed at enhancing the Company’s ESG performance and disclosure and its sustainable development.

The ESG Committee consists of the Secretary of the Board and senior management members from core operational and administrative departments. Under the supervision of the Board, the ESG Committee will be responsible for formulating ESG strategies and goals, identifying and evaluating ESG risks and impacts, and overseeing the ESG initiatives and practices of the Company. Meanwhile, the Company will set up an ESG Office and a corresponding working group to ensure a more effective and aligned implementation.

Mr. Cunjun Ma, Chairman and Chief Executive Officer of Huize, commented, “As one of the frontrunners of promoting ESG practices in the online insurance industry, we published our first ESG report earlier this year, highlighting Huize’s strategic ESG initiatives and accomplishments to create a long-term sustainable and environmental-friendly business underpinned by enhanced governance measures. Today, we are taking a major step forward in further enhancing Huize’s corporate governance and sustainable development by setting up the ESG Committee. By strengthening and improving our approach to ESG, we are reaffirming our commitment to creating shared value for our customers, our employees, our communities, and our shareholders.”

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

For investor and media inquiries, please contact:

Investor Relations
Harriet Hu
Investor Relations Director
+852 3180 9207
investor@huize.com

Media Relations
mediacenter@huize.com

Christensen
In China
Ms. Constance Zhang
Phone: +86 138-1645-1798
E-mail: czhang@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com